June 12, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Asia Timmons-Pierce
Tracey Houser
Terence O’Brien

Re:	Sunrun Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted May 13, 2015
CIK No. 0001469367

Ladies and Gentlemen:

On behalf of our client, Sunrun Inc. (“Sunrun” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 28, 2015, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 13, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on May 13, 2015), all page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	We note that you intend to request confidential treatment for certain exhibits. Comments regarding your confidential treatment request will be sent under separate cover. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

We acknowledge the Staff’s comment and advise the Staff that we are responding to the Staff’s comments with respect to the confidential treatment request concurrently with the submission of the revised draft of the Registration Statement.

Dilution, page 49

2.	Please tell us why you are including noncontrolling interest in your calculation of historical net tangible book value for purposes of assessing dilution to shareholders that invest at the time of your IPO.

In response to the Staff’s comment, we advise the Staff that the Company has revised page 49 of the Registration Statement to update this calculation to deduct noncontrolling interests from the calculation of historical net tangible book value.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Customers, page 58

3.	We note your response to comment 24 in our letter dated April 23, 2015, that you revised your disclosures on page 58 to disclose the number of customer agreements entered into during the periods presented along with the cumulative number of such agreements. However, there does not appear to be a distinction between the number of customers with customer agreements versus customers that purchased the solar energy systems. Please advise.

In response to the Staff’s comment, we have revised the disclosure on page 58 of the Registration Statement to clarify that total customers includes all customers who have purchased solar energy systems for cash as well as customers who have entered into customer agreements.

Liquidity and Capital Resources, page 68

Sources of Funds, page 69

4.	Please remove available borrowings as a source for meeting your anticipated cash needs for at least the next 12 months on page 71, as you disclose that you do not have any availability on page 73.

In response to the Staff’s comment, we respectfully advise the Staff that, on April 1, 2015, the Company entered into a new $205 million credit facility, which is disclosed as a subsequent event on page F-50 of the Registration Statement in the Company’s unaudited financial statements for the quarter ended March 31, 2015. As of the date hereof, the Company has borrowed $120 million under this credit facility. As such, the Company believes it is appropriate to include available borrowings as an additional source of cash over the next 12 months.

Critical Accounting Policies and Estimates, page 77

Common Stock Valuation, page 80

5.	We note your response to comment 36 in our letter dated April 23, 2015. Please provide us with the following additional information:

•	The date, number of equity instruments issued, and estimated per share fair value of common stock for all equity issuances during fiscal year 2015.

In response to the Staff’s comment, we respectfully advise the Staff that the Company did not grant any options or other equity instruments in the first quarter of 2015. Subsequent to March 31, 2015 the Company has issued option grants to employees as well as common shares in connection with its acquisition of CEE in April 2015. The Company is currently in the process of evaluating the fair value of equity issuances subsequent to March 31, 2015.

•	The date you first initiated discussions with underwriters regarding your interest in pursuing an IPO. The date you selected your underwriters listed on the first page.

In response to the Staff’s comment, we note that the Company sent requests for proposals to potential underwriters beginning on October 16, 2014. The Company held its organizational meeting with the underwriters on January 14, 2015 and considers this to be the date upon which it finalized its selection of underwriters.

•	Please help us understand why you began estimating your entity value using the income approach in February 2015 from the market approach.

In response to the Staff’s comment, we respectfully advise the Staff that the Company began to estimate entity value using an income/retained value methodology primarily in response to the increased market acceptance of this methodology for valuing the Company’s most directly comparable peer companies, SolarCity, Inc. and Vivint Solar, Inc. Several analysts who follow SolarCity and Vivint Solar recently began using retained value as a metric for valuing both these companies; these trends began to form in late 2014 and early 2015 subsequent to Vivint Solar completing its initial public offering as the Company was evaluating this methodology. This shift in methodology is consistent with the development of the Company’s business model in this time period towards one which is more similar to that of SolarCity and Vivint Solar. Beginning with its acquisition of MEC and continuing through 2014 and into early 2015, the Company’s business model shifted increasingly towards direct-to-consumer sales and installation of solar energy systems rather than a model which was primarily reliant on partners to sell customer agreements and build solar energy systems. With the investment and growth of its direct-to-consumer channel, the Company’s business model became more similar to Solar City and Vivint Solar, and the Company believed it was appropriate to use the same valuation methodology as was applied to these companies, both in their public disclosures and in analyst research. Additionally, the Company compared the valuation as of February 2015 to a valuation using the market approach and noted the valuation was not materially different under either method.

•	Please reconcile for us the $13.83 per share fair value for the Series E Preferred Shares versus the per share fair value of common stock used beginning on February 1, 2014. In this regard, we note that you are assuming a one-for-one conversion for the Series E Preferred Shares in your IPO.

In response to the Staff’s comment, we respectfully advise the Staff that the per share price of the Series E Preferred Shares was negotiated on the basis of the special rights associated with the Series E Preferred Shares compared to both the Company’s common shares and other series of preferred shares. These rights include but are not limited to liquidation preferences, which mean that preferred investors will be paid prior to common stockholders in the event that an IPO is not completed and there is a sale of the Company or its assets, preferential rights in respect of any dividends that may be paid by the Company, the right to appoint a director or board observer, registration rights in respect of the shares, certain rights of first refusal on share sales and anti-dilution and pre-emptive rights. The value of these preferential rights is reflected in the higher purchase price for the Series E Preferred Shares compared to the then fair value of the Company’s common shares.

6.	Please help us understand how you determined that using a revenue multiple in your market approach will not result in a fair estimate of your entity value. As part of your response, please help us understand why it is not feasible to adjust the entity value based on a revenue multiple for the value of noncontrolling interest, which would be similar to adjusting the entity value for debt to arrive at equity value. Please also explain why it is appropriate to use net income to calculate entity value in your market approach calculation, given the stage in your growth and the nature of your operations. We note that you have generated losses since your inception and that you anticipate continuing to generate losses.

In response to the Staff’s comment, we respectfully advise the Staff that the Company considered that due to its unique structure, a substantial portion of its reported revenues are applicable to noncontrolling interests, and therefore the Company deemed that net income/(loss) attributable to common stockholders to be a more appropriate and inclusive measure. The net loss attributable to noncontrolling interests calculated under the HLBV method does not correlate directly to revenues applicable to the noncontrolling interests. Since the net loss attributable to noncontrolling interests has a substantial impact to the net profit/(loss) attributable to common stockholders, a measurement which subtracts the revenues applicable to the noncontrolling interests would not be a fair estimate of the Company’s value. Prior to conforming to the retained value methodology, the Company generated net income attributable to common stockholders in 2010 – 2012 and had forecasted net income in certain future periods. As such, the Company believed it was appropriate to rely on net income/(loss) attributable to common stockholders to calculate entity value when using the market approach as it excludes any loss attributable to noncontrolling interests.

7.	It is unclear to us how you determined that various types of leasing companies are your most representative peer group for purposes of using the guideline public company (market) approach. The operations of these equipment leasing companies do not appear similar in nature or results. Also, for fiscal year 2014, we note that you recognized 58% of total revenue from solar energy systems and product sales with 42% of total revenue from operating leases and incentives. As part of your explanation, please tell us the portion of your operating leases and incentives revenue that was generated specifically from the customer agreements using lease accounting versus the portion that represents the various forms of incentives generated by the solar energy system transactions. Also, please help us understand why you are not using a consistent peer group for purposes of estimating your entity value versus estimating volatility.

In response to the Staff’s comment, we respectfully advise the Staff that the Company views its primary growth driver and source of recurring contracted revenue to be derived from the leasing of residential solar systems. Although a significant portion of the Company’s revenues in 2014 was the result of solar energy systems and product sales, the Company views these product lines as complimentary to its core leasing business.

Until recently, there were very few publicly traded residential solar leasing companies. As a result, the Company looked for other industries where equipment is leased over a long period of time. Other equipment leasing industries, such as rail cars or containers, have fixed revenue streams associated with their leasing businesses. The Company believes these leasing companies offer a more comparable business model for valuing the Company. However, with respect to measuring potential volatility, the Company believes that it is susceptible to solar industry specific risks, including changes in regulatory policy or broader solar market downturns. For example, the bankruptcy of certain solar panel manufacturers during the fiscal crisis had an impact on all solar related industries regardless of underlying business model. For this reason, the Company included solar companies in the peer group for purposes of evaluating volatility. For the year ended December 31, 2014 and the quarter ended March 31, 2015, 24% and 23%, respectively, of the Company’s revenue from operating leases and incentives was generated by incentives. Incentives are factored into the electricity rate the Company charges customers for their leases, and are generated by the Company’s leased solar energy systems. Absent the incentives, the Company would charge more for electricity. Additionally, incentives are recognized in a similar fashion to lease payments which provide comparability to other leasing companies.

8.	Please provide us with revenues, loss from operations, net loss, and megawatts deployed for each quarter in 2014 and 2015, along with cumulative megawatts deployed, estimated nominal contracted payments remaining, and estimated retained value at the end of each quarter in 2014 and 2015.

In response to the Staff’s comment, we are supplementally providing the Staff with this unaudited information under separate cover.

9.	Please provide us with a more comprehensive understanding for the 12.3% decline in the per share fair value of common stock as of September 30, 2014, as compared to June 30, 2014. Please help us understand why there was no change to the per share fair value of common stock from June 30, 2014, as compared to the August 2014 stock option grant date and the two September 2014 stock option grant dates. Please also help us understand why there was no change to the per share fair value of common stock from September 30, 2014, as compared to December 24, 2014, or the last stock option grant date in 2014.

In response to the Staff’s comment, we respectfully advise the Staff that the decline in per share fair value between June 30, 2014 and September 30, 2014 was attributable to two primary factors: (i) changing market environment in the second half of September 2014 and (ii) a change in the Company’s forecast. Between June 30, 2014 and September 30, 2014, the solar industry continued to experience significant growth and the Company, as well as SolarCity, continued to expand its operations and make significant investments in growth. In response to this trend, the Company announced on September 24, 2014 that it intended to hire an additional 800 employees prior to December 31, 2014 and expand or open 10 new offices in that time period. As a result of its intention to significantly invest in growth during the fourth quarter of 2014, the Company updated its forecast in late September 2014 to reflect this significantly increased investment in order to achieve its forecast level of growth. The Company notes that during this same period, SolarCity’s stock price dropped from $70.60 at June 30, 2014 to $59.60 at September 30, 2014, a 15.6% decline, which primarily occurred after September 12, 2014 when trading closed at $74.01. Given that the Company’s decision was not made until late September 2014, it felt that applying the results of this decision prior to that date was not warranted. Additionally, the Company notes that the number of options granted in September 2014 were relatively small and any interpolation of the fair value decrease would yield an immaterial decrease in stock-based compensation expense in 2014 and all future periods. Once the September 30, 2014 valuation appropriately reflected these recent changes in market environment and Company forecast, there were no additional material changes in market environment or the Company’s business which warranted a re-evaluation of the fair value of the Company’s common stock at December 31, 2014. However, the Company notes that an interpolation of the increase in fair value of $8.24 at September 30, 2014 to the fair value of $9.17 on February 28, 2015 would yield an immaterial increase in stock-based compensation expense in 2014 and all future periods.

10.	Please reconcile the most recent per share fair value of common stock used for equity transactions with the $17.98 minimum IPO per share price required for all of your preferred stock to be automatically converted into shares of common stock on a one-for-one basis upon completion of your IPO, which is what appears to be the assumption on page 9. Your response should include a description of the significant factors contributing to the difference in fair value between each equity transaction date during the most recently completed annual period and subsequent periods up to the IPO date. Each of these significant factors should then be linked to changes in the material assumptions used to arrive at the estimated per share fair value of common stock.

Consistent with the Company’s response to comment 5 above, we respectfully advise the Staff that the one-for-one conversion of the Series E Preferred Shares into common shares which is currently reflected in the Registration Statement requires that the per share price of common shares sold in this initial public offering be at least $17.98 and that the total minimum proceeds from the offering be at least $60 million. The Company is uncertain whether it will achieve a price per share in the IPO of $17.98 and does not believe that the negotiated price in March of 2014 for the Series E Preferred Shares is a determinative valuation metric for the Company’s common stock in respect of the equity transactions described in the Registration Statement.

Index to Consolidated Financial Statements, page F-1

11.	Please include updated financial statements and corresponding financial information in the Form S-1. Please refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has updated the financial statements and corresponding financial information in the Registration Statement.

Consolidated Balance Sheets, page F-3

12.	We note your response to comment 42 in our letter dated April 23, 2015, that the consolidated subsidiaries’ credit agreements do not restrict the payment of loans, advances or cash dividends to the parent. Please confirm to us that the credit agreements do not indirectly restrict these types of payments to the parent. Please also confirm to us that the investment fund agreements do not directly or indirectly restrict these types of payments to the parent. Please refer to the guidance in Article 4-08(e)(3) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company respectfully confirms to the Staff that the Company’s consolidated subsidiaries’ credit agreements do not indirectly restrict the payment of loans, advances or cash dividends to the parent. They do not include any specific covenants prohibiting the Company’s subsidiaries from making payments to the parent or indirectly restrict in any other way loans, advances, or cash dividends to the parent.

There is one investment fund where the Company is required to obtain the investor’s consent only if it were to use cash flows from this fund as collateral to finance debt facilities. However, there are no restrictions on the fund’s ability to distribute amounts associated with the net assets attributable to the Company. While the Company does not believe that this limitation is a restriction covered by Article 4-08(e)(3) of Regulation S-X, the Company’s share of net assets of this fund do not exceed 25% of consolidated net assets as of the end of 2014, and disclosure would not be required.

2. Summary of Significant Accounting Policies, page F-8

Segment Information, page F-9

13.	We note your response to comment 28 in our letter dated April 23, 2015. In accordance with ASC 280-10-50-40, please disclose revenues from external customers for (a) customer agreements; (b) solar energy system rebate incentives, sales of SRECs, and ITCs assigned to lease pass-through investment funds; (c) sale of solar energy systems directly to homeowners; and (d) product sales.

In response to the Staff’s comment, we have updated the disclosure on pages 69, 71 and F-11 of the Registration Statement to disclose revenues from external customers for the categories noted.

Solar Energy Systems, net, page F-10

14.	We note your disclosure that the estimated useful life of the systems is typically 20 years. However, on page 59 we note your statement that the solar energy systems have a useful life in excess of 20 years. Further, we note that the estimated retained value measure presented in MD&A assumes that the systems have a useful life of at least 30 years. Please also see your response to comment 45 that appears to indicate the useful life of the systems is longer than 20 years. Please address this inconsistency between your stated accounting policy and your disclosures elsewhere in the Form S-1.

In response to the Staff’s comments, we have updated the disclosure on pages 59 to 60 of the Registration Statement to clarify that the calculation of the estimated retained value is indifferent to the assumption of either a purchase of the system, or renewal at the customer’s election.

With respect to our response to the prior comment 45, the Company expects customers to request removal in limited circumstances and the Company assumes removed systems would be sold (as opposed to leased) to new customers.

16. Stock-Based Compensation, page F-31

15.	Please expand the additional disclosures provided in response to comment 49 in our letter dated April 23, 2015, to include the periods over which the holder has to meet the originating thresholds of expected megawatts in new systems. Please also expand the statement that the “RSUs only vest upon the earlier of an initial public offering by the Company or January 1, 2015…” to clarify if the RSUs have vested and/or if this vesting condition remains relevant, since January 1, 2015 has already occurred. Please disclose the material terms of the claw-back provision. Please disclose the number of RSUs that are subject to the additional performance-based claw-back provision.

In response to the Staff’s comment, we have expanded the disclosure on page F-41 of the Registration Statement.

19. Income Taxes, page F-35

16.	According to your response to prior comment 50, you have determined it is not appropriate to project future taxable income in assessing the need for a valuation allowance. Notwithstanding the presence of deferred tax liabilities, please explain why you do not have a valuation allowance on net operating loss carryforwards and how you expect to realize the NOLs without assuming you will apply them against future taxable income. Also, to help us better understand your conclusion that a valuation allowance is not required for any portion of your deferred tax assets, please address the following:

•	Provide us with a schedule that details the reversal of your deferred tax liabilities and deferred tax assets. Please separately present the reversal of fixed asset depreciation and deferred tax on investment in partnerships and the expiration of federal, California and other state net operating loss carryforwards. If there are any limitations on the use of your various types of net operating loss carryforwards for a given year, please ensure the limitations are clearly noted.

•	Tell us more about how you determined that the reversal of the deferred tax liabilities is objectively verifiable and holds a weighting that exceeds the negative evidence of your cumulative losses. Please tell us if you have experience with homeowners purchasing the solar energy systems at the end of the 20 year contract period and/or if you are aware of any of your competitors having a history of homeowners acquiring the systems at the end of the contract period.

•	Please tell us more about your tax planning strategy and your weighting in terms of being objectively verifiable. It appears from your discussion of this strategy that you are assuming that current market conditions will be the same 20 years from now. Please help us understand the reliability of this assumption. To the extent that you need to exercise the call options, please provide a discussion of the cost and how you considered this in assessing the tax planning strategy.

•	On pages 59 and 60 you disclose that industry convention is the assumption that 90% of homeowners will extend the contract for an additional 10 years. Please tell us the impact of homeowners extending the contract for an additional 10 years rather than purchasing the solar energy system on the reversal of the corresponding deferred tax liabilities and/or your tax planning strategy.

We respectfully advise the Staff that the Company does not depend upon future taxable income exclusive of reversing temporary differences in order to utilize its NOL. As further documented in the supplemental analysis, the Company has determined that the reversal pattern of the taxable temporary differences, which represent a future source of income per ASC 740-10-30-18, provides sufficient positive evidence based on the timing of their reversal as well as the appropriate character to support realization of substantially all of its deferred tax assets inclusive of its net operating loss carryovers.

A significant component of the Company’s taxable temporary differences are the result of the Company’s depreciation of solar energy systems over five years for tax purposes compared to 20 years to a residual value for book purposes. The taxable temporary differences from its investments in partnerships are also primarily related to depreciation timing differences on assets held within the partnerships. This accelerated tax depreciation is a major contributor to the creation of the Company’s NOLs, which are generated over the five year tax depreciation period for solar energy assets and expire after 20 years.

For an individual solar energy system subject to a 20 year customer agreement, this means that the difference in tax versus book timing for recognizing depreciation contributes to the creation of NOLs over a five year period after the solar energy system is placed in service. Therefore, the NOLs related to this individual system expire between years 20 to 25 after the system is placed in service, or an average of 22.5 years. A portion of the NOLs will be realized over the remaining 15 year term of the agreement as the assets continue to be depreciated for book purposes and not for tax purposes. The Company does not estimate future profitability related to the customer agreement in determining whether the NOLs will be realized. The reversal of the taxable temporary differences results in income for tax and not for book purposes as the assets that are fully depreciated for tax purposes continue to be depreciated for book purposes.

The Company assumes most customers will purchase their solar energy system at the end of the initial 20-year period of the customer agreement which is a date prior to the expiration of the associated NOLs, allowing full utilization of the NOL, as a sale of the fully depreciated asset for tax purposes at its book basis would result in no income for book purposes and income for tax purposes (reversing the taxable temporary differences created by the accelerated depreciation).

If the customer does not purchase the solar energy system, there will be taxable temporary differences that have not reversed associated with the book residual value remaining at the end of the 20 year term and any remaining NOLs could expire if unused (refer to separate schedule showing timing of reversal of temporary differences versus expiration of NOLs). The Company believes that customers who do not purchase their solar energy system at the end of the initial term of the customer agreement are likely to renew their customer agreements as the rates they would pay for the solar systems are expected to be lower than the rates they would otherwise pay a utility for electricity.

The Company has identified a tax strategy of entering into a sale-leaseback transaction as a method to create a taxable gain prior to the expiration of the associated NOLs. In considering this strategy, the Company has assumed a sale equal to the book value of the assets in order to cause existing taxable temporary differences to reverse in the period prior to the expiration of NOLs, thus accelerating the reversal of the taxable temporary difference. The Company believes sale-leaseback transactions are a common financing strategy which is available to many asset classes, as the transaction relies fundamentally on the predictability and reliability of underlying contracted cash flows regardless of the underlying asset which is being financed. All of the solar energy systems included in the Company’s tax planning strategy are subject to contractual arrangements with customers. The Company’s low default rates and strategy of pricing below the price which the customer would otherwise pay their utilities creates a low risk and easily financeable cash stream. The Company has executed such a sale-leaseback transaction in the past and believes that it is more likely than not that it would be able to execute such an arrangement in the future.

In response to the Staff’s comment, the Company is providing a supplemental analysis as requested by the Staff. The Company also advises the Staff that there were no limitations pursuant to IRC 382, Limitation on Net Operating Loss Carryovers and certain built-in-losses following ownership change with respect to the loss carryforwards as the Company has performed a contemporary analysis at each reporting period. Finally, in response to the Staff’s question with respect to the exercise of call options, the Company notes that as of December 31, 2014, it owned $430 million of solar energy assets. This quantity of assets will ensure the Company’s ability to facilitate a sale-leaseback transaction sufficient to utilize potential expiring NOLs and these assets are available for such a transaction without the Company utilizing its call option in any investment funds.

We also respectfully advise the Staff that we have revised the disclosure on page 60 of the Registration Statement to clarify that the Company assumes all customers will either purchase the solar energy system at the end of the initial term of the customer agreement or renew the customer agreement for 10 years at an assumed rate that equals 90% of the contractual rate in effect at the expiration of the initial contract term. The Company has not assumed that 90% of customers will renew their agreements. Instead, for purposes of calculating estimated retained value, the Company has assumed that 100% of customers will either renew their contracts or purchase the solar energy systems at a rate equal to 90% of the customer’s contractual price in effect at the time of renewal.

24. Subsequent Event (unaudited), page F-41

17.	Please provide us with the detailed calculation you prepared to arrive at the average pre-tax income amount used in the income portion of the significance tests, including the exclusion of noncontrolling interests and redeemable noncontrolling interests from the consolidated pre-tax income amounts for each of the five years in which income was recognized. Please refer to Computational Note 1 to Article 1-02(w)(3) of Regulation S-X. Please also note Computational Note 2 to Article 1-02(w)(3) of Regulation S-X states that loss years should be omitted in calculating average income.

In response to the Staff’s comment, we advise the Staff that the Company has excluded the net income/(loss) attributable to the noncontrolling interests and redeemable noncontrolling interests and assigned a value of zero to the loss years in calculating the numerator for the average income used in the significance tests. We are supplementally providing the Staff with the calculation of the average pre-tax income amount used in the income portion of the significance test under separate cover.

18.	Please disclose the value of the 2.4 million shares of common stock issued to acquire Clean Energy Experts, LLC and the basis for the value.

Consistent with our response to comment No. 5, we respectfully advise the Staff that the Company is in the process of determining the fair value for equity awards issued subsequent to March 31, 2015 and will update its disclosure subsequently. As such, the Company intends to update its disclosure regarding the purchase price of CEE on April 1, 2015 as discussed in the subsequent event Note to the financial statements to include the fair value of shares issued in that acquisition in a subsequent amendment to the Registration Statement.

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Calise Y. Cheng Calise Y. Cheng

cc:

Lynn Jurich, Sunrun Inc.

Mina Kim, Sunrun Inc.

Christopher Filosa, Sunrun Inc.

Robert O’Connor, Wilson Sonsini Goodrich & Rosati, P.C.

Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel G. Kelly, Jr., Davis Polk & Wardwell LLP

Sarah K. Solum, Davis Polk & Wardwell LLP